Exhibit 99.2







111 East Wacker Dr. & 233 North Michigan Ave., Chicago, IL. Combined Square Feet: 2,090,035.

17th Street Plaza, Denver, CO. Square Feet: 672,465.

1735 Market St., Philadelphia, PA. Square Feet: 1,290,678.

CommonWealth REIT

Fourth Quarter 2012

Supplemental Operating and Financial Data



All amounts in this report are unaudited.



TABLE OF CONTENTS

References in this Supplemental Presentation of Operating and Financial Data report to "we", "us" or "our" refer to CommonWealth REIT and its consolidated subsidiaries, including its majority owned subsidiary, Select Income REIT, and its consolidated subsidiaries, or SIR, unless the context indicates otherwise. References to our wholly owned properties refer to properties owned by us but exclude properties owned by SIR and references to our consolidated properties refer to properties owned by us and our consolidated subsidiaries, including SIR.



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE FUTURE OCCUPANCY RATES AT OUR PROPERTIES,
- THE FUTURE RENT RATES WE WILL BE ABLE TO CHARGE AT OUR PROPERTIES,
- THE COSTS WE MAY INCUR TO LEASE SPACE IN OUR PROPERTIES,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- THE CREDIT QUALITY OF OUR TENANTS,
- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,
- OUR ACQUISITIONS AND SALES OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR AND SIR'S REVOLVING CREDIT FACILITIES,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY FROM OUR OWNERSHIP INTERESTS IN SIR AND GOVERNMENT PROPERTIES INCOME TRUST, OR GOV,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, NET OPERATING INCOME, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH AVAILABLE FOR DISTRIBUTION, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, SIR, GOV, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- THE CURRENT HIGH UNEMPLOYMENT RATE IN THE UNITED STATES MAY CONTINUE FOR A LONG TIME OR BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE REMAINS OR BECOMES FURTHER DEPRESSED, WE MAY BE UNABLE TO RENEW LEASES WITH OUR TENANTS AS LEASES EXPIRE OR ENTER INTO NEW LEASES AT RENTAL RATES WHICH ARE AT LEAST EQUAL TO EXPIRING RATES, AND OUR FINANCIAL RESULTS MAY DECLINE,



FORWARD LOOKING STATEMENTS (continued)

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- OUR COSTS FOR TENANT IMPROVEMENTS AND LEASING COMMISSIONS MAY CONTINUE AT HIGH RATES OR EVEN INCREASE, AND ANY AMOUNTS WE MAY INVEST IN AN ATTEMPT TO INCREASE OR MAINTAIN OUR OCCUPANCIES MAY NOT SUCCEED IN DOING SO,

- LOWERING OUR HISTORICAL COMMON SHARE DISTRIBUTION RATE BEGINNING IN THE FOURTH QUARTER OF 2012 MAY ALLOW US TO RETAIN MORE CASH FLOW, WHICH COULD ALLOW US TO MORE AGGRESSIVELY LEASE SPACE AND INCREASE OCCUPANCY AT OUR PROPERTIES. HOWEVER, THERE IS NO GUARANTEE THAT WE WILL BE SUCCESSFUL LEASING SPACE AND NO GUARANTEE THAT OCCUPANCY WILL INCREASE AS A DIRECT OR INDIRECT RESULT OF LOWERING OUR COMMON SHARE DISTRIBUTION RATE OR OTHERWISE,

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES AND OUR RECEIPT OF DISTRIBUTIONS FROM SIR AND GOV. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON AND PREFERRED SHARES, AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITIES IS SUBJECT TO US AND SIR, AS APPLICABLE, SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A SPREAD BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITIES,

- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITIES AND TERM LOANS IS SUBJECT TO US AND SIR, AS APPLICABLE, OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND COULD RESULT IN OUR ACQUISITIONS AND SALES NOT OCCURRING OR BEING DELAYED, OR COULD RESULT IN THE TERMS OF THE TRANSACTIONS CHANGING,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- WE MAY NOT SUCCEED IN SELLING THE PROPERTIES WE HAVE IDENTIFIED FOR SALE FOR PRICES AT LEAST EQUAL TO THEIR NET BOOK VALUE, ON SATISFACTORY TERMS, DURING 2013, OR AT ALL,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF MARKET CONDITIONS OR OTHERWISE,

- THE DISTRIBUTIONS WE RECEIVE FROM GOV OR SIR MAY DECLINE OR WE MAY BE UNABLE TO SELL OUR GOV OR SIR SHARES FOR AN AMOUNT EQUAL TO OUR CARRYING VALUES OF THOSE SHARES, AND

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH GOV, SIR, SENIOR HOUSING PROPERTIES TRUST, RMR, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



CORPORATE INFORMATION

420 20th Street North, Birmingham, AL.
Square Feet: 514,893.



COMPANY PROFILE

The Company:

CommonWealth REIT is a real estate investment trust, or REIT, which primarily owns office buildings located throughout the United States. The majority of our wholly owned properties are office buildings located in central business districts, or CBDs, and suburban areas of major metropolitan markets. As of December 31, 2012, our wholly owned properties also included 8.8 million square feet of industrial and other space and 1.8 million square feet of office and industrial properties in Australia. As of December 31, 2012, we owned approximately 56.0% of the common shares of Select Income REIT, or SIR, a publicly traded REIT which owns 24.6 million square feet of primarily net leased, single tenant office and industrial properties, including 17.8 million square feet which are primarily leasable industrial and commercial lands on Oahu, Hawaii. Because we own a majority of SIR's common shares, we consolidate SIR's financial position and results of operations in our consolidated financial statements. We have been investment grade rated since 1994, and we are included in a number of financial indices, including the Russell 1000®, the MSCI US REIT Index, the S&P REIT Composite Index and the FTSE NAREIT Composite Index.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261

NYSE Trading Symbols:

Common Stock -- CWH
Preferred Stock Series D -- CWH-PD
Preferred Stock Series E -- CWH-PE
7.50% Senior Notes due 2019 -- CWHN
5.75% Senior Notes due 2042 -- CWHO

Consolidated Portfolio Data (as of 12/31/2012) [1]:

Total properties	440
Total sq. ft. (000s)	71,901
Percent leased	90.0%

Stock Exchange Listing:

New York Stock Exchange

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-

Wholly Owned Portfolio Data (as of 12/31/2012) [1][2]:

Total properties	345
Total sq. ft. (000s)	47,309
Percent leased	87.2%

[1] Excludes properties classified in discontinued operations.

[2] Excludes properties owned by SIR.



COMPANY PROFILE (continued)

Management:

CWH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of December 31, 2012, RMR managed a large portfolio of publicly owned real estate, including approximately 1,700 properties located in 46 states, Washington, DC, Puerto Rico, Ontario, Canada and Australia. RMR has approximately 820 employees in its headquarters and regional offices located throughout the U.S. In addition to managing CWH, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S., and SIR, our majority owned subsidiary that is a publicly traded REIT that primarily owns net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH, and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $22.0 billion as of December 31, 2012. We believe that being managed by RMR is a competitive advantage for CWH because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to CWH at costs that are lower than we would have to pay for similar quality services.

Consolidated Portfolio Concentration by Property Type [1]:

	12/31/2012 Sq. Ft.	Q4 2012 Rental Income	Q4 2012 NOI [2]
CBD Office	29.6%	51.1%	45.2%
Suburban Office	28.3%	32.7%	33.9%
Industrial & Other	42.1%	16.2%	20.9%
Total	100.0%	100.0%	100.0%

Wholly Owned Portfolio Concentration by Property Type [1][3]:

	12/31/2012 Sq. Ft.	Q4 2012 Rental Income	Q4 2012 NOI [2]
CBD Office	44.6%	58.9%	55.8%
Suburban Office	36.8%	33.3%	34.7%
Industrial & Other	18.6%	7.8%	9.5%
Total	100.0%	100.0%	100.0%

(1) Excludes properties classified in discontinued operations.

(2) See Exhibit A for the calculation of net operating income, or NOI, and a reconciliation of those amounts to net income determined in accordance with United States generally accepted accounting principles, or GAAP.

(3) Excludes properties owned by SIR.



INVESTOR INFORMATION

Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

William A. Lamkin
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

Joseph L. Morea
Independent Trustee

Senior Management

Adam D. Portnoy
President

David M. Lepore
Senior Vice President & Chief Operating Officer

John C. Popeo
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261
(e-mail) info@cwhreit.com
(website) www.cwhreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo,
Treasurer & Chief Financial Officer, at (617) 332-3990
or jpopeo@cwhreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, at
(617) 796-8222 or tbonang@cwhreit.com, or Carlynn Finn, Senior
Manager, Investor Relations, at (617) 796-8222 or cfinn@cwhreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
(212) 449-6339

RBC Capital Markets
Rich Moore
(440) 715-2646

Citigroup
Michael Bilerman
(212) 816-1383

Stifel Nicolaus
John Guinee
(443) 224-1307

JMP Securities
Mitch Germain
(212) 906-3546

Debt Research Coverage

Bank of America / Merrill Lynch
Thomas Truxillo
(980) 386-5212

Credit Suisse
John Giordano
(212) 538-4935

Citigroup
Thomas Cook
(212) 723-1112

Wells Fargo Securities
Thierry Perrin
(704) 715-8455

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard & Poor's
Susan Madison
(212) 438-4516

CWH is followed by the analysts, and its publicly held debt and preferred shares are rated by the rating agencies, listed above. Please note that any opinions, estimates or forecasts regarding CWH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of CWH or its management. CWH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



Meridian Center, Columbia, SC.
Square Feet: 334,075.



KEY FINANCIAL DATA

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended [1]				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Shares Outstanding:					
Common shares outstanding (at end of period)	83,804	83,804	83,730	83,722	83,722
Common shares outstanding (at end of period) -- diluted [1]	91,102	91,102	91,028	91,020	91,020
Preferred shares outstanding (at end of period) [1]	26,180	26,180	32,180	32,180	32,180
Weighted average common shares outstanding -- basic	83,804	83,745	83,727	83,722	83,722
Weighted average common shares outstanding -- diluted [1]	91,102	91,043	91,025	91,020	91,020
Common Share Data:					
Price at end of period	$ 15.84	$ 14.56	$ 19.12	$ 18.62	$ 16.64
High during period	$ 16.26	$ 19.48	$ 19.25	$ 21.43	$ 19.83
Low during period	$ 13.46	$ 14.27	$ 17.03	$ 16.73	$ 15.79
Annualized dividends paid per share [2]	$ 1.00	$ 2.00	$ 2.00	$ 2.00	$ 2.00
Annualized dividend yield (at end of period) [2]	6.3%	13.7%	10.5%	10.7%	12.0%
Annualized normalized funds from operations (Normalized FFO) multiple (at end of period) [3]	4.8x	4.4x	5.7x	5.2x	5.5x
Cash available for distribution (CAD) multiple (at end of period) [4]	10.1x	8.7x	10.7x	10.0x	8.7x
Selected Balance Sheet Data:					
Total assets	$ 8,189,634	$ 7,946,955	$ 7,798,584	$ 7,713,391	$ 7,447,026
Total liabilities	$ 4,688,166	$ 4,446,831	$ 4,116,458	$ 3,990,361	$ 3,878,509
Gross book value of real estate assets [5]	$ 8,636,253	$ 8,451,506	$ 8,214,087	$ 8,051,174	$ 7,777,249
Equity investments (book value)	$ 184,711	$ 178,996	$ 180,237	$ 176,255	$ 177,477
Total debt / gross book value of real estate assets, plus book value of equity investments [5]	49.3%	48.1%	45.5%	45.0%	45.0%
Book Capitalization:					
Total debt [6]	$ 4,349,821	$ 4,151,036	$ 3,817,861	$ 3,706,234	$ 3,577,331
Plus: total stockholders' equity	3,501,468	3,500,124	3,682,126	3,723,030	3,568,517
Total book capitalization	$ 7,851,289	$ 7,651,160	$ 7,499,987	$ 7,429,264	$ 7,145,848
Total debt [6] / total book capitalization	55.4%	54.3%	50.9%	49.9%	50.1%
Market Capitalization:					
Total debt (book value) [6]	$ 4,349,821	$ 4,151,036	$ 3,817,861	$ 3,706,234	$ 3,577,331
Plus: market value of preferred shares (at end of period)	627,774	643,390	786,601	749,575	723,472
Plus: market value of common shares (at end of period)	1,327,456	1,220,187	1,600,926	1,558,899	1,393,130
Total market capitalization	$ 6,305,051	$ 6,014,613	$ 6,205,388	$ 6,014,708	$ 5,693,933
Total debt [6] / total market capitalization	69.0%	69.0%	61.5%	61.6%	62.8%

(1) As of 12/31/2012, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income, funds from operations, or FFO, and Normalized FFO and weighted average common shares outstanding.

(2) The amounts stated are based on the amounts paid during the periods. On October 9, 2012, CWH adjusted its dividend per share to $0.25 per quarter, or $1.00 per year.

(3) See Exhibit C for the calculation of Normalized FFO and for a reconciliation of those amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP. Normalized FFO multiple is calculated as the ratio of (i) the stock price at the end of the period to (ii) annualized Normalized FFO per share for the current quarter.

(4) See Exhibit D for the calculation of CAD and for a reconciliation of those amounts to Normalized FFO, and see Exhibit C for a reconciliation of Normalized FFO amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP. CAD multiple is calculated as the ratio of (i) the stock price at the end of the period to (ii) the aggregate last four quarters of CAD.

(5) Gross book value of real estate assets is real estate properties, at cost, plus acquisition costs, before purchase price allocations and after impairment writedowns, if any.

(6) Total debt includes net unamortized premiums and discounts.



KEY FINANCIAL DATA (continued)

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Selected Income Statement Data [1]:					
Rental income	$ 264,692	$ 255,225	$ 249,797	$ 243,378	$ 233,528
NOI [2]	$ 151,271	$ 149,235	$ 146,763	$ 146,142	$ 134,186
Adjusted EBITDA [3]	$ 143,231	$ 141,488	$ 140,498	$ 141,360	$ 128,974
NOI margin [4]	57.1%	58.5%	58.8%	60.0%	57.5%
Net (loss) income	$ (147,270)	$ 22,265	$ 20,586	$ 24,574	$ 14,873
Net (loss) income attributable to CommonWealth REIT [5]	$ (152,784)	$ 17,618	$ 16,065	$ 23,680	$ 14,873
Preferred distributions	$ (11,151)	$ (12,755)	$ (13,823)	$ (13,823)	$ (13,823)
Excess redemption price paid over carrying value of preferred shares	$ -	$ (4,985)	$ -	$ -	$ -
Net (loss) income available for CommonWealth REIT common shareholders	$ (163,935)	$ (122)	$ 2,242	$ 9,857	$ 1,050
Normalized FFO [6]	$ 79,871	$ 82,072	$ 83,639	$ 89,777	$ 77,584
Normalized FFO available for CommonWealth REIT common shareholders [6]	$ 68,720	$ 69,317	$ 69,816	$ 75,954	$ 63,761
CAD [7]	$ 15,540	$ 33,452	$ 37,459	$ 44,924	$ 24,987
Common distributions paid [8]	$ 20,951	$ 41,866	$ 41,861	$ 41,861	$ 41,861
Per Share Data [9]:					
Net (loss) income available for CommonWealth REIT common shareholders -- basic and diluted	$ (1.96)	$ -	$ 0.03	$ 0.12	$ 0.01
Normalized FFO available for CommonWealth REIT common shareholders -- basic and diluted [6] [9]	$ 0.82	$ 0.83	$ 0.83	$ 0.91	$ 0.76
CAD [7]	$ 0.19	$ 0.40	$ 0.45	$ 0.54	$ 0.30
Common distributions paid [8]	$ 0.25	$ 0.50	$ 0.50	$ 0.50	$ 0.50
Payout Ratios:					
Quarterly Normalized FFO payout ratio [6]	30.5%	60.4%	60.0%	55.1%	65.7%
Trailing four quarters CAD payout ratio [10]	111.5%	118.9%	108.5%	104.3%	102.5%
Coverage Ratios:					
Adjusted EBITDA [3] / interest expense	2.7x	2.8x	2.8x	2.9x	2.6x
Adjusted EBITDA [3] / interest expense and preferred distributions	2.2x	2.2x	2.2x	2.2x	2.0x

(1) Prior periods have been restated to reflect the reclassification of 97 properties to discontinued operations as of 12/31/2012. As of 12/31/2012, 94 of these properties were classified as held for sale.

(2) See Exhibit A for the calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

(3) See Exhibit B for the calculation of Adjusted EBITDA and for a reconciliation of those amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP.

(4) NOI margin is defined as NOI as a percentage of rental income.

(5) Excludes noncontrolling interest in our majority owned consolidated subsidiary, SIR. CWH owns 22,000 SIR common shares, or 56.0% of SIR's total outstanding common shares, as of 12/31/2012.

(6) See Exhibit C for the calculation of Normalized FFO and for a reconciliation of those amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP. Quarterly Normalized FFO payout ratio is calculated as the ratio of (i) common distributions paid to (ii) Normalized FFO available for CommonWealth REIT common shareholders.

(7) See Exhibit D for the calculation of CAD and for a reconciliation of those amounts to Normalized FFO and see Exhibit C for a reconciliation of the Normalized FFO amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP.

(8) The amounts stated are based on the amounts paid during the periods. On October 9, 2012, CWH adjusted its dividend per share to $0.25 per quarter, or $1.00 per year.

(9) As of 12/31/2012, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income, FFO and Normalized FFO and weighted average common shares outstanding.

(10) Calculated as the aggregate last four quarters' ratio of (i) common distributions paid, to (ii) CAD. Pro forma for the October 9, 2012 change in dividend per share to $0.25 per quarter, or $1.00 per year, the CAD payout ratio would be 63.7% for the trailing four quarters ended 12/31/2012.



CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)

	As of December 31,	
	2012	2011
ASSETS		
Real estate properties:		
Land	$ 1,531,416	$ 1,450,154
Buildings and improvements	6,297,993	5,794,078
	7,829,409	7,244,232
Accumulated depreciation	(1,007,606)	(934,170)
	6,821,803	6,310,062
Properties held for sale	171,832	-
Acquired real estate leases, net	427,756	343,917
Equity investments	184,711	177,477
Cash and cash equivalents	102,219	192,763
Restricted cash	16,626	7,869
Rents receivable, net of allowance for doubtful accounts		
of $9,962 and $12,575, respectively	253,394	217,592
Other assets, net	211,293	197,346
Total assets	$ 8,189,634	$ 7,447,026
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 297,000	$ 100,000
SIR revolving credit facility	95,000	-
Senior unsecured debt, net	2,972,994	2,845,030
Mortgage notes payable, net	984,827	632,301
Liabilities related to properties held for sale	2,339	-
Accounts payable and accrued expenses	194,184	158,272
Assumed real estate lease obligations, net	69,304	70,179
Rent collected in advance	35,700	37,653
Security deposits	23,860	23,779
Due to related persons	12,958	11,295
Total liabilities	4,688,166	3,878,509
Commitments and contingencies		
Shareholders' equity:		
Shareholders' equity attributable to CommonWealth REIT:		
Preferred shares of beneficial interest, $0.01 par value:		
50,000,000 shares authorized;		
Series C preferred shares; 7 1/8% cumulative redeemable since		
February 15, 2011; zero and 6,000,000 shares issued and outstanding,		
respectively, aggregate liquidation preference $150,000	-	145,015
Series D preferred shares; 6 1/2% cumulative convertible;		
15,180,000 shares issued and outstanding, aggregate liquidation		
preference $379,500	368,270	368,270
Series E preferred shares; 7 1/4% cumulative redeemable on or after		
May 15, 2016; 11,000,000 shares issued and outstanding,		
aggregate liquidation preference $275,000	265,391	265,391
Common shares of beneficial interest, $0.01 par value:		
350,000,000 shares authorized; 83,804,068 and 83,721,736 shares		
issued and outstanding, respectively	838	837
Additional paid in capital	3,585,400	3,614,079
Cumulative net income	2,386,900	2,482,321
Cumulative other comprehensive income (loss)	565	(4,709)
Cumulative common distributions	(2,972,569)	(2,826,030)
Cumulative preferred distributions	(529,367)	(476,657)
Total shareholders' equity attributable to CommonWealth REIT	3,105,428	3,568,517
Noncontrolling interest in consolidated subsidiary	396,040	-
Total shareholders' equity	3,501,468	3,568,517
Total liabilities and shareholders' equity	$ 8,189,634	$ 7,447,026



CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Rental income [1]	$ 264,692	$ 233,528	$ 1,013,092	$ 874,232
Expenses:				
Operating expenses	113,421	99,342	419,681	363,464
Depreciation and amortization	66,950	56,809	245,729	206,697
General and administrative	13,738	11,711	51,697	43,682
Loss on asset impairment	-	(233)	-	3,036
Acquisition related costs	646	351	5,648	10,073
Total expenses	194,755	167,980	722,755	626,952
Operating income	69,937	65,548	290,337	247,280
Interest and other income	384	323	1,428	1,662
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees of $653, $1,476, $3,405 and $6,943, respectively)	(53,763)	(49,987)	(204,244)	(195,024)
Loss on early extinguishment of debt	-	(345)	(1,895)	(35)
Equity in earnings of investees	2,765	2,987	11,420	11,377
Gain on issuance of shares by an equity investee	7,246	-	7,246	11,177
Income from continuing operations before income tax expense	26,569	18,526	104,292	76,437
Income tax expense	(1,301)	(604)	(3,207)	(1,347)
Income from continuing operations	25,268	17,922	101,085	75,090
Discontinued operations:				
Loss from discontinued operations [1]	(3,906)	(2,887)	(14,337)	(539)
Loss on asset impairment from discontinued operations	(168,632)	(1,341)	(168,632)	(7,319)
Net gain on sale of properties from discontinued operations	-	1,179	2,039	42,752
Net (loss) income	(147,270)	14,873	(79,845)	109,984
Net income attributable to noncontrolling interest in consolidated subsidiary	(5,514)	-	(15,576)	-
Net (loss) income attributable to CommonWealth REIT	(152,784)	14,873	(95,421)	109,984
Preferred distributions	(11,151)	(13,823)	(51,552)	(46,985)
Excess redemption price paid over carrying value of preferred shares	-	-	(4,985)	-
Net (loss) income available for CommonWealth REIT common shareholders	$ (163,935)	$ 1,050	$ (151,958)	$ 62,999
Amounts attributable to CommonWealth REIT common shareholders:				
Income from continuing operations	$ 8,603	$ 4,099	$ 28,972	$ 28,105
Loss from discontinued operations	(3,906)	(2,887)	(14,337)	(539)
Loss on asset impairment from discontinued operations	(168,632)	(1,341)	(168,632)	(7,319)
Net gain on sale of properties from discontinued operations	-	1,179	2,039	42,752
Net (loss) income	$ (163,935)	$ 1,050	$ (151,958)	$ 62,999
Weighted average common shares outstanding -- basic and diluted	83,804	83,722	83,750	77,428
Basic and diluted earnings per common share attributable to CommonWealth REIT common shareholders [2]:				
Income from continuing operations	$ 0.10	$ 0.05	$ 0.35	$ 0.36
(Loss) income from discontinued operations	$ (2.06)	$ (0.04)	$ (2.16)	$ 0.45
Net (loss) income	$ (1.96)	$ 0.01	$ (1.81)	$ 0.81
Additional Data:				
General and administrative expenses / rental income	5.19%	5.01%	5.10%	5.00%
General and administrative expenses / total assets (at end of period)	0.17%	0.16%	0.63%	0.59%
Continuing Operations:				
Non cash straight line rent adjustments [1]	$ 10,121	$ 7,942	$ 39,029	$ 31,628
Lease value amortization [1]	$ (2,435)	$ (2,806)	$ (9,661)	$ (7,764)
Lease termination fees included in rental income	$ 2,260	$ (412)	$ 5,779	$ 2,823
Capitalized interest expense	$ -	$ -	$ -	$ -
Discontinued Operations:				
Non cash straight line rent adjustments [1]	$ 25	$ (291)	$ (217)	$ (154)
Lease value amortization [1]	$ (64)	$ (50)	$ (301)	$ (716)
Lease termination fees included in rental income	$ 80	$ (198)	$ 339	$ 289

[1] We report rental income on a straight line basis over the terms of the respective leases; rental income and income from discontinued operations includes non-cash straight line rent adjustments. Rental income and income from discontinued operations also includes non-cash amortization of intangible lease assets and liabilities.

[2] As of 12/31/2012, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. The effect of a conversion of our convertible preferred shares on income from continuing operations attributable to CommonWealth REIT common shareholders per share is anti-dilutive for all periods presented. See Exhibit E for calculations of diluted net income and weighted average common shares outstanding.

CONSOLIDATED STATEMENTS OF CASH FLOWS



(amounts in thousands)

	For the Year Ended	
	12/31/2012	12/31/2011
Cash flows from operating activities:		
Net (loss) income	$ (79,845)	$ 109,984
Adjustments to reconcile net (loss) income to cash provided by operating activities:		
Depreciation	188,123	166,444
Net amortization of debt discounts, premiums and deferred financing fees	3,405	6,943
Straight line rental income	(38,812)	(31,474)
Amortization of acquired real estate leases	60,176	48,441
Other amortization	19,955	16,744
Loss on asset impairment	168,632	10,355
Loss on early extinguishment of debt	1,895	35
Equity in earnings of investees	(11,420)	(11,377)
Gain on issuance of shares by an equity investee	(7,246)	(11,177)
Distributions of earnings from investees	10,835	11,238
Net gain on sale of properties	(2,039)	(42,752)
Change in assets and liabilities:		
Restricted cash	(6,216)	(2,787)
Rents receivable and other assets	(38,801)	(31,362)
Accounts payable and accrued expenses	6,034	12,589
Rent collected in advance	(1,104)	8,479
Security deposits	1,548	1,933
Due to related persons	1,663	1,076
Cash provided by operating activities	276,783	263,332
Cash flows from investing activities:		
Real estate acquisitions	(631,279)	(768,060)
Real estate improvements	(131,300)	(100,339)
Investment in direct financing lease, net	-	(38,635)
Principal payments received from direct financing lease	6,645	5,256
Principal payments received from real estate mortgage receivable	-	8,183
Proceeds from sale of properties, net	9,643	264,284
Distributions in excess of earnings from investees	5,981	5,379
Investment in Affiliates Insurance Company	(5,335)	-
Increase in restricted cash	(2,541)	-
Cash used in investing activities	(748,186)	(623,932)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	363,657	264,056
Proceeds from issuance of preferred shares, net	-	265,391
Redemption of preferred shares	(150,000)	-
Proceeds from borrowings	1,702,500	1,007,000
Payments on borrowings	(1,312,982)	(975,030)
Deferred financing fees	(15,117)	(7,131)
Distributions to common shareholders	(146,539)	(150,074)
Distributions to preferred shareholders	(52,710)	(44,405)
Distributions to noncontrolling interest in consolidated subsidiary	(8,386)	-
Cash provided by financing activities	380,423	359,807
Effect of exchange rate changes on cash	436	(484)
Decrease in cash and cash equivalents	(90,544)	(1,277)
Cash and cash equivalents at beginning of period	192,763	194,040
Cash and cash equivalents at end of period	$ 102,219	$ 192,763
Supplemental cash flow information:		
Interest paid	$ 204,772	$ 186,774
Taxes paid	779	966
Non-cash investing activities:		
Real estate acquisitions	$ (370,139)	$ (321,235)
Investment in real estate mortgages receivable	(1,419)	-
Non-cash financing activities:		
Issuance of common shares	$ 1,124	$ 1,039
Assumption of mortgage notes payable	359,213	321,235
Liabilities assumed	10,926	-
Assumption of note payable	-	4,059



SUMMARY OF EQUITY INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES [1]

(dollars in thousands)

	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Consolidated common shares owned:					
Government Properties Income Trust	9,950,000	9,950,000	9,950,000	9,950,000	9,950,000
Affiliates Insurance Company [2][3]	40,000	40,000	40,000	20,000	20,000
Consolidated percent owned:					
Government Properties Income Trust [4]	18.2%	21.1%	21.1%	21.1%	21.1%
Affiliates Insurance Company [2][3]	25.0%	25.0%	25.0%	14.3%	14.3%
Consolidated percent of total assets (book value):					
Government Properties Income Trust	2.1%	2.1%	2.2%	2.2%	2.3%
Affiliates Insurance Company [2][3]	0.1%	0.1%	0.1%	0.1%	0.1%
Total	2.2%	2.2%	2.3%	2.3%	2.4%
Consolidated carrying book value on balance sheet:					
Government Properties Income Trust	$ 173,452	$ 167,880	$ 169,421	$ 170,920	$ 172,186
Affiliates Insurance Company [2][3]	11,259	11,116	10,816	5,335	5,291
Total	$ 184,711	$ 178,996	$ 180,237	$ 176,255	$ 177,477
Consolidated market value of shares owned:					
Government Properties Income Trust	$ 238,502	$ 232,830	$ 225,069	$ 239,895	$ 224,373
Affiliates Insurance Company [2][3]	N/A	N/A	N/A	N/A	N/A
Total	$ 238,502	$ 232,830	$ 225,069	$ 239,895	$ 224,373

	For the Three Months Ended		For the Year Ended	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Equity in earnings of investees:				
Government Properties Income Trust	$ 2,605	$ 2,959	$ 10,836	$ 11,238
Affiliates Insurance Company [2][3]	160	28	584	139
	$ 2,765	$ 2,987	$ 11,420	$ 11,377
Adjusted EBITDA from investees:				
Government Properties Income Trust	$ 6,058	$ 6,247	$ 24,625	$ 23,418
Affiliates Insurance Company [2][3]	160	28	584	139
	$ 6,218	$ 6,275	$ 25,209	$ 23,557
FFO from investees:				
Government Properties Income Trust	$ 5,153	$ 5,391	$ 20,799	$ 19,756
Affiliates Insurance Company [2][3]	160	28	584	139
	$ 5,313	$ 5,419	$ 21,383	$ 19,895
Normalized FFO from investees:				
Government Properties Income Trust	$ 5,257	$ 5,531	$ 21,126	$ 20,595
Affiliates Insurance Company [2][3]	160	28	584	139
	$ 5,417	$ 5,559	$ 21,710	$ 20,734
Cash distributions from investees:				
Government Properties Income Trust	$ 4,279	$ 4,179	$ 16,816	$ 16,617
Affiliates Insurance Company [2][3]	-	-	-	-
	$ 4,279	$ 4,179	$ 16,816	$ 16,617

(1) Excludes 22,000,000 shares representing our approximately 56.0% ownership interest in our majority owned consolidated subsidiary, SIR, as of 12/31/2012.

(2) Affiliates Insurance Company, or AIC, is a private company owned by the public companies to which RMR provides management services and RMR.

(3) In May 2012, SIR purchased 20,000 common shares of AIC's common stock for an aggregate purchase price of $5,335. As of 12/31/2012, we and SIR collectively own 25.0% of AIC.

(4) In October 2012, GOV issued 7,500,000 of its common shares in a public offering, which reduced our ownership interest in GOV to 18.2%. We recognized a gain on this sale by an equity investee of $7,246 as a result of the per share sales price of this transaction being above our per share carrying value.

SUMMARY OF INVESTMENT IN MAJORITY OWNED CONSOLIDATED SUBSIDIARY [1]



(dollars in thousands)

	For the Three Months Ended and as of 12/31/2012	From IPO Completion (March 12, 2012) through and as of 12/31/2012
SIR common shares owned by CWH	22,000,000	22,000,000
SIR common shares issued to public in March 2012	9,200,000	9,200,000
SIR common shares issued pursuant to SIR's equity compensation plan	32,592	32,592
SIR common shares issued to public in December 2012	8,050,000	8,050,000
Total SIR common shares outstanding	39,282,592	39,282,592
Percent of SIR owned by CWH	56.0%	56.0%
Percent of SIR attributable to noncontrolling interest	44.0%	44.0%
Carrying book value of SIR shares owned by CWH	$ 504,143	$ 504,143
Market value of SIR shares owned by CWH	$ 544,940	$ 544,940
Equity attributable to noncontrolling interest	$ 396,040	$ 396,040
Dividends received from SIR shares owned by CWH	$ 9,240	$ 20,020
SIR Information:		
Undepreciated real estate properties	$ 1,295,778	$ 1,295,778
Total assets	$ 1,430,652	$ 1,430,652
Revolving credit facility	$ 95,000	$ 95,000
Total liabilities	$ 530,469	$ 530,469
Shareholders' equity	$ 900,183	$ 900,183
NOI	$ 29,437	$ 81,100
FFO	$ 22,347	$ 63,907
Normalized FFO	$ 23,559	$ 66,377
CAD	$ 19,267	$ 59,401
Noncontrolling Interest Information:		
Weighted average noncontrolling interest percentage [2]	32.0%	30.4%
NOI attributable to noncontrolling interest	$ 9,410	$ 24,663
FFO attributable to noncontrolling interest	$ 7,149	$ 19,419
Normalized FFO attributable to noncontrolling interest	$ 7,491	$ 20,132
CAD attributable to noncontrolling interest	$ 6,119	$ 17,968

[1] In connection with SIR's formation, CWH transferred certain properties to SIR at CWH's net book value. In return, SIR issued to CWH 22,000,000 of its common shares and a $400,000 demand promissory note. SIR was a wholly owned subsidiary of CWH until SIR completed its IPO of 9,200,000 common shares in March 2012. SIR repaid the $400,000 demand promissory note it owed to CWH with the IPO proceeds and borrowings on SIR's revolving credit facility in March 2012.

[2] Reflects the average of the noncontrolling interest percentage of 29.6% through 12/11/2012, and 44.0% thereafter, weighted based on the number of days during each period.



CONSOLIDATED DEBT SUMMARY
As of December 31, 2012

(dollars in thousands)

	Coupon Rate	Interest Rate [1]	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Secured Fixed Rate Debt:						
Secured debt One property in Macon, GA	4.950%	6.280%	$ 12,356	5/11/2014	$ 11,930	1.4
Secured debt One property in St. Cloud, MN	5.990%	5.990%	8,272	2/1/2015	7,580	2.1
Secured debt Two properties in Stafford, VA	5.780%	2.280%	8,980	5/1/2015	8,268	2.3
Secured debt One property in Chelmsford, MA [2]	5.689%	3.860%	7,500	1/1/2016	7,500	3.0
Secured debt Two properties in Indianapolis, IN	5.235%	3.290%	116,000	3/1/2016	116,000	3.2
Secured debt One property in Lenexa, KS	5.760%	7.000%	7,474	5/1/2016	6,116	3.3
Secured debt One property in Jacksonville, FL	6.030%	8.000%	40,854	5/11/2016	38,994	3.4
Secured debt One property in Chicago, IL	6.290%	4.240%	146,264	7/11/2016	139,478	3.5
Secured debt One property in Birmingham, AL	7.360%	5.610%	11,302	8/1/2016	9,333	3.6
Secured debt Four properties in Folsom, CA	5.670%	3.330%	41,275	5/1/2017	41,275	4.3
Secured debt Two properties in Chicago, IL	5.680%	4.760%	265,000	6/1/2017	265,000	4.4
Secured debt Two properties in Carlsbad, CA [2]	5.950%	4.200%	18,447	9/1/2017	17,314	4.7
Secured debt One property in Philadelphia, PA [3]	2.845%	5.660%	174,870	12/2/2019	160,710	6.9
Secured debt One property in Austin, TX	5.690%	4.670%	28,793	1/5/2021	24,836	8.0
Secured debt One property in Columbia, SC	5.300%	4.580%	40,185	6/1/2021	34,113	8.4
Secured debt One property in North Haven, CT	6.750%	5.240%	3,759	3/1/2022	-	9.2
Secured debt One property in Morgan Hill, CA	6.140%	8.000%	12,650	1/5/2023	-	10.0
Secured debt One property in East Windsor, CT	5.710%	5.240%	7,637	3/1/2026	-	13.2
Total / weighted average secured fixed rate debt	5.228%	4.799%	$ 951,618		$ 888,447	4.9
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 150 bps) [4]	1.710%	1.710%	$ 297,000	10/19/2015	$ 297,000	2.8
SIR revolving credit facility (LIBOR + 130 bps) [5]	1.520%	1.520%	95,000	3/11/2016	95,000	3.2
Term loan (LIBOR + 185 bps) [6]	2.060%	2.060%	500,000	12/15/2016	500,000	4.0
SIR term loan (LIBOR + 155 bps) [7]	1.770%	1.770%	350,000	7/11/2017	350,000	4.5
Total / weighted average unsecured floating rate debt	1.853%	1.853%	$ 1,242,000		$ 1,242,000	3.8
Unsecured Fixed Rate Debt:						
Senior notes due 2014	5.750%	5.828%	$ 244,655	2/15/2014	$ 244,655	1.1
Senior notes due 2015	6.400%	6.601%	186,000	2/15/2015	186,000	2.1
Senior notes due 2015	5.750%	5.790%	250,000	11/1/2015	250,000	2.8
Senior notes due 2016	6.250%	6.470%	400,000	8/15/2016	400,000	3.6
Senior notes due 2017	6.250%	6.279%	250,000	6/15/2017	250,000	4.5
Senior notes due 2018	6.650%	6.768%	250,000	1/15/2018	250,000	5.0
Senior notes due 2019	7.500%	7.863%	125,000	11/15/2019	125,000	6.9
Senior notes due 2020	5.875%	6.166%	250,000	9/15/2020	250,000	7.7
Senior notes due 2042	5.750%	5.974%	175,000	8/1/2042	175,000	29.6
Total / weighted average unsecured fixed rate debt	6.182%	6.346%	$ 2,130,655		$ 2,130,655	6.2
Total / weighted average unsecured debt	4.588%	4.691%	$ 3,372,655		$ 3,372,655	5.3
Summary Debt:						
Total / weighted average secured fixed rate debt	5.228%	4.799%	$ 951,618		$ 888,447	4.9
Total / weighted average unsecured floating rate debt	1.853%	1.853%	1,242,000		1,242,000	3.8
Total / weighted average unsecured fixed rate debt	6.182%	6.346%	2,130,655		2,130,655	6.2
Total / weighted average debt	4.729%	4.715%	$ 4,324,273 [8]		$ 4,261,102	5.2

[1] Includes the effect of interest rate protection and mark to market accounting for certain mortgages, and discounts on unsecured notes. Excludes effects of offering and transaction costs.

[2] Represents mortgages assumed by SIR.

[3] Interest is payable at a rate equal to a spread over LIBOR but has been fixed by a cash flow hedge, which sets the rate at approximately 5.66% until 12/1/2016. The loan is being amortized beginning in January 2013 on a 30 year direct reduction basis until maturity. Coupon represents floating interest rate at 12/31/2012.

[4] Represents amounts outstanding on CWH's $750,000 revolving credit facility at 12/31/2012. CWH has an option to extend the facility for an additional year, subject to CWH's payment of a fee and satisfaction of certain conditions. Interest paid under CWH's revolving credit facility is calculated at floating rates based upon LIBOR plus premiums that vary depending upon CWH's credit ratings. Interest rate presented is at 12/31/2012.

[5] Represents debt of our majority owned consolidated subsidiary, SIR. In March 2012, SIR entered a $500,000 revolving credit facility that is scheduled to mature in March 2016. SIR has an option to extend the facility for an additional year, subject to SIR's payment of a fee and satisfaction of certain conditions. Interest paid under SIR's revolving credit facility is calculated at floating rates based upon LIBOR plus premiums that vary depending upon SIR's leverage. Interest rate presented is at 12/31/2012. In February 2013, SIR partially exercised its option to increase the available borrowing amount under its revolving credit facility from $500,000 to $750,000.

[6] Represents amounts outstanding on CWH's term loan at 12/31/2012. Interest rate presented is at 12/31/2012.

[7] Represents amounts outstanding on SIR's term loan at 12/31/2012. Interest rate presented is at 12/31/2012.

[8] Total debt outstanding as of 12/31/2012, including net unamortized premiums and discounts, was $4,349,821.



CONSOLIDATED DEBT MATURITY SCHEDULE

(dollars in thousands)

	Scheduled Principal Payments During Period				
Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Secured Fixed Rate Debt	Total [1]	Weighted Average Interest Rate [2]
2013	$ -	$ -	$ 8,408	$ 8,408	6.0%
2014	-	244,655	20,756	265,411	5.7%
2015	297,000 [3]	436,000	24,649	757,649	4.3%
2016	595,000 [4]	400,000	324,736	1,319,736	4.1%
2017	350,000	250,000	329,271	929,271	4.4%
2018	-	250,000	5,870	255,870	6.6%
2019	-	125,000	166,976	291,976	6.5%
2020	-	250,000	28,794	278,794	5.9%
2021	-	-	37,160	37,160	5.4%
2022	-	-	2,421	2,421	6.1%
Thereafter	-	175,000	2,577	177,577	5.7%
Total	$ 1,242,000	$ 2,130,655	$ 951,618	$ 4,324,273 [5]	4.8%
Percent	28.7%	49.3%	22.0%	100.0%	

[1] Represents amounts outstanding as of 12/31/2012.

[2] Includes current contractual interest rates.

[3] Represents amounts outstanding under CWH's $750,000 revolving credit facility which matures on 10/19/2015. CWH has an option to extend the facility for an additional year, subject to CWH's payment of a fee and satisfaction of certain conditions.

[4] Includes $95,000 outstanding under SIR's $500,000 revolving credit facility which matures on 3/11/2016. SIR has an option to extend the facility for an additional year, subject to SIR's payment of a fee and satisfaction of certain conditions. In February 2013, SIR partially exercised its option to increase the available borrowing amount under its revolving credit facility from $500,000 to $750,000.

[5] Total debt outstanding as of 12/31/2012, including net unamortized premiums and discounts, was $4,349,821.

CONSOLIDATED LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS



	As of and For the Three Months Ended				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Leverage Ratios:					
Total debt[4] / total assets	53.1%	52.2%	49.0%	48.0%	48.0%
Total debt[4] / gross book value of real estate assets[1]	50.4%	49.1%	46.5%	46.0%	46.0%
Total debt[4] / gross book value of real estate assets, plus book value of equity investments[1]	49.3%	48.1%	45.5%	45.0%	45.0%
Total debt[4] / total book capitalization	55.4%	54.3%	50.9%	49.9%	50.1%
Total debt[4] / total market capitalization	69.0%	69.0%	61.5%	61.6%	62.8%
Secured debt / total assets	12.0%	10.9%	10.3%	10.2%	8.5%
Variable rate debt / total debt[4]	28.6%	27.9%	23.0%	21.2%	18.4%
Variable rate debt / total assets	15.2%	14.6%	11.3%	10.2%	8.8%
Coverage Ratios:					
Adjusted EBITDA[2] / interest expense	2.7x	2.8x	2.8x	2.9x	2.6x
Adjusted EBITDA[2] / interest expense + preferred distributions	2.2x	2.2x	2.2x	2.2x	2.0x
Total debt[4] / annualized Adjusted EBITDA[2]	7.6x	7.3x	6.8x	6.6x	6.9x
Public Debt Covenants[3]:					
Debt / adjusted total assets (maximum 60%)	47.3%	47.0%	44.0%	43.3%	43.2%
Secured debt / adjusted total assets (maximum 40%)	10.7%	9.9%	9.2%	11.8%	7.6%
Consolidated income available for debt service / debt service (minimum 1.5x)	2.7x	2.8x	2.8x	2.7x	2.6x
Total unencumbered assets / unsecured debt (minimum 150% / 200%)	229.4%	230.3%	249.1%	252.9%	247.1%

[1] Gross book value of real estate assets is real estate properties, at cost, plus acquisition costs, before purchase price allocations after impairment writedowns, if any.

[2] See Exhibit B for the calculation of Adjusted EBITDA and for a reconciliation of those amounts to net income attributable to CommonWealth REIT determined in accordance with

[3] Adjusted total assets and unencumbered assets includes original cost of real estate assets and excludes depreciation and amortization, accounts receivable, other intangible assets and impairment writedowns, if any. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment and gains and losses on acquisitions and sales of assets and early extinguishment of debt, determined together with debt service on a pro forma basis for the four consecutive fiscal quarters most recently ended.

[4] Total debt includes net unamortized premiums and discounts.



CONSOLIDATED CAPITAL EXPENDITURES SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Leasing capital [1]	$ 38,742	$ 26,898	$ 24,632	$ 24,097	$ 35,483
Building improvements [2]	9,916	2,828	2,867	2,745	539
Recurring capital expenditures	48,658	29,726	27,499	26,842	36,022
Development, redevelopment and other activities [3]	17,539	11,484	8,376	3,264	17,294
Total capital expenditures	$ 66,197	$ 41,210	$ 35,875	$ 30,106	$ 53,316
Average sq. ft. during period [4]	77,704	75,793	74,439	73,204	72,285
Building improvements per average sq. ft. during period	$ 0.13	$ 0.04	$ 0.04	$ 0.04	$ 0.01

(1) Leasing capital includes tenant improvements (TI) and leasing costs (LC).

(2) Building improvements generally include expenditures to replace obsolete building components and expenditures that we believe extend the useful life of existing assets.

(3) Development, redevelopment and other activities generally include non-recurring expenditures that we believe increase the value of our existing properties.

(4) Average sq. ft. feet during period includes properties held for sale at the end of each period. As of 12/31/2012, there were 94 properties classified as held for sale.

ACQUISITIONS AND DISPOSITIONS INFORMATION SINCE 1/1/2012



(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Acquisitions:

Date Acquired	Location	CBD Office/ Suburban Office/ Industrial & Other	Number of Properties	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term [3]	Percent Leased [4]	Major Tenant
CWH Acquisitions:										
Jan-12	Chicago, IL [5]	CBD Office	1	1,010	$ 150,600	$ 149	8.7%	5.5	94.1%	CNO Financial Group, Inc.
Mar-12	Hartford, CT	CBD Office	1	868	101,500	117	9.6%	7.2	98.3%	UnitedHealthCare Services, Inc.
May-12	Austin, TX [5]	CBD Office	1	170	49,000	288	9.1%	3.9	98.1%	Young & Rubicam Inc.
Sep-12	Columbia, SC [5]	CBD Office	1	334	60,000	180	8.5%	8.6	91.8%	Nelson Mullins Riley & Scarborough LLP
Oct-12	Indianapolis, IN [5]	CBD Office	2	1,058	193,102	183	8.1%	6.4	91.8%	JP Morgan Chase & Co.
	Subtotal		6	3,440	554,202	161	8.7%	6.3	94.4%	
SIR Acquisitions:										
Jun-12	Provo, UT	Suburban Office	1	406	85,500	211	9.1%	12.5	100.0%	Novell, Inc.
Jun-12	Englewood, CO	Suburban Office	1	140	18,900	135	9.0%	6.2	100.0%	Sprint Nextel Corporation
Jul-12	Windsor, CT	Suburban Office / Industrial & Other	2	268	27,175	101	8.9%	11.2	100.0%	Valassis Communications, Inc.
Jul-12	Topeka, KS	CBD Office	1	144	19,400	135	8.6%	11.3	100.0%	Hills Pet Nutrition/Colgate-Palmolive
Aug-12	Huntsville, AL	Industrial & Other	1	1,371	72,782	53	12.4%	20.0	100.0%	Cinram Group, Inc.
Sep-12	Carlsbad, CA [6]	Suburban Office	2	95	24,700	260	8.9%	6.9	100.0%	Arrowhead General Insurance Agency, Inc.
Sep-12	Chelmsford, MA [6]	Suburban Office	1	111	12,200	110	9.8%	6.1	100.0%	Kronos Incorporated
Nov-12	Sunnyvale, CA	Suburban Office	1	96	28,050	292	8.2%	10.0	100.0%	Ruckus Wireless, Inc.
Nov-12	Honolulu, HI	Industrial & Other	1	49	6,300	129	3.5%	0.5	90.0%	Bacon Universal Company, Inc.
Nov-12	Sterling, VA	Suburban Office	3	337	85,600	254	8.3%	10.6	100.0%	Orbital Sciences Corporation
Dec-12	Ann Arbor, MI	Suburban Office	1	82	16,906	206	9.4%	14.9	100.0%	Black & Veatch Corporation
Dec-12	Columbia, MD	Suburban Office	1	120	40,500	338	8.7%	10.4	100.0%	Merkle Group, Inc.
Jan-13	Addison, TX	Suburban Office	2	554	105,000	190	9.0%	13.0	100.0%	Bank of America, National Association
	Subtotal		18	3,773	543,013	144	9.2%	12.7	99.9%	
	Total / Weighted Average		24	7,213	$ 1,097,215	$ 152	8.9%	9.6	97.3%	

Dispositions:

Date Sold	Location	CBD Office/ Suburban Office/ Industrial & Other	Number of Properties	Sq. Ft.	Sale Price [1]	NBV	Estimated Book Gain on Sale [7]
CWH Dispositions:							
Apr-12	Salina, NY	Suburban Office	1	13	$ 575	$ 381	$ 158
Jun-12	Santa Fe, NM	Suburban Office	1	77	1,250	997	192
Sep-12	Foxborough, MA	Suburban Office	1	209	9,900	7,641	1,689
Jan-13	Dearborn, MI	Suburban Office/ Industrial & Other	18	1,060	10,250	8,052	1,500
	Total		21	1,359	$ 21,975	$ 17,071	$ 3,539

[1] Represents the gross contract purchase or sale price and excludes closing costs and purchase price allocations.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses, excluding depreciation and amortization expense, to (y) the acquisition purchase price, excluding closing costs.

[3] Average remaining lease term based on rental income as of the date acquired.

[4] Percent leased as of the date acquired.

[5] As part of the purchase price, CWH assumed $147,872, $29,012, $40,328 and $116,000 of mortgage debt in connection with the acquisition of properties in Chicago, IL, Austin, TX, Columbia, SC and Indianapolis, IN, respectively.

[6] As part of the purchase price, SIR assumed $18,500 and $7,500 of mortgage debt in connection with the acquisition of properties in Carlsbad, CA and Chelmsford, MA, respectively.

[7] Book gain on sale for the Dearborn, MI properties sold in January 2013 is estimated and may change.



PORTFOLIO INFORMATION

111 Monument Circle, Indianapolis, IN.
Square Feet: 1,058,258.



CONSOLIDATED PORTFOLIO SUMMARY BY PROPERTY TYPE AND MAJOR MARKET (1)

(sq. ft. and dollars in thousands)

	Number of Properties As of December 31, 2012				
Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	5	5	-	10	2.3%
Oahu, HI (2)	-	-	58	58	13.2%
Metro Chicago, IL	4	6	1	11	2.5%
Other markets	42	233	86	361	82.0%
Total	51	244	145	440	100.0%
% of Total	11.6%	55.4%	33.0%	100.0%	

	Total Square Feet As of December 31, 2012				
Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	4,596	255	-	4,851	6.7%
Oahu, HI	-	-	17,894	17,894	24.9%
Metro Chicago, IL	3,600	1,164	104	4,868	6.8%
Other markets	13,057	18,932	12,299	44,288	61.6%
Total	21,253	20,351	30,297	71,901	100.0%
% of Total	29.6%	28.3%	42.1%	100.0%	

	Rental Income for the Three Months Ended December 31, 2012				
Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	$ 30,325	$ 918	$ -	$ 31,243	11.8%
Oahu, HI	-	-	19,457	19,457	7.4%
Metro Chicago, IL	26,766	5,778	111	32,655	12.3%
Other markets	78,071	79,969	23,297	181,337	68.5%
Total	$ 135,162	$ 86,665	$ 42,865	$ 264,692	100.0%
% of Total	51.1%	32.7%	16.2%	100.0%	

	NOI for the Three Months Ended December 31, 2012 (3)				
Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	$ 16,633	$ 274	$ -	$ 16,907	11.2%
Oahu, HI	-	-	14,873	14,873	9.8%
Metro Chicago, IL	10,471	2,623	152	13,246	8.8%
Other markets	41,281	48,425	16,539	106,245	70.2%
Total	$ 68,385	$ 51,322	$ 31,564	$ 151,271	100.0%
% of Total	45.2%	33.9%	20.9%	100.0%	

(1) The portfolio information included on this and the following pages of this Supplemental Operating and Financial Data report includes properties of our majority owned consolidated subsidiary, SIR, unless the context indicates otherwise. Our ownership percentage of SIR was 56.0% as of 12/31/2012. Excludes properties classified in discontinued operations.

(2) 58 properties in Oahu, HI include 13 individual buildings and 216 leasable land parcels and easements, including some that are contiguous.

(3) See Exhibit A for the calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leasable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.



WHOLLY OWNED PORTFOLIO SUMMARY (1)

(sq. ft. and dollars in thousands)

	Number of Properties	Square Feet	Occupancy	Rental Income	NOI (2)	% of Total NOI
	As of and For the Three Months Ended December 31, 2012					
CBD Office	50	21,109	87.9%	$ 134,428	$ 68,006	55.8%
Suburban Office	218	17,410	82.2%	76,008	42,333	34.7%
Industrial & Other	77	8,790	95.5%	17,851	11,495	9.5%
Total	345	47,309	87.2%	$ 228,287	$ 121,834	100.0%

(1) Excludes properties owned by SIR or classified in discontinued operations.

(2) See Exhibit A for the calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.



CONSOLIDATED SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]		As of and For the Year Ended [2]	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Number of Properties:				
CBD Office	44	44	37	37
Suburban Office	232	232	219	219
Industrial & Other	142	142	140	140
Total	418	418	396	396
Square Feet:				
CBD Office	17,660	17,660	12,412	12,412
Suburban Office	18,866	18,866	17,591	17,591
Industrial & Other	28,706	28,706	28,536	28,536
Total	65,232	65,232	58,539	58,539
Percent Leased [3]:				
CBD Office	87.6%	88.7%	87.4%	88.0%
Suburban Office	83.6%	83.8%	83.0%	83.0%
Industrial & Other	94.6%	93.9%	94.6%	93.9%
Total	89.5%	89.6%	89.6%	89.4%
Rental Income [4]:				
CBD Office	$ 112,658	$ 112,244	$ 328,033	$ 327,384
Suburban Office	81,503	81,737	301,463	302,586
Industrial & Other	40,218	39,598	156,581	152,107
Total	$ 234,379	$ 233,579	$ 786,077	$ 782,077
Property Net Operating Income (NOI) [5]:				
CBD Office	$ 56,504	$ 60,630	$ 177,014	$ 177,413
Suburban Office	46,726	44,832	169,130	164,839
Industrial & Other	28,995	28,705	117,183	111,333
Total	$ 132,225	$ 134,167	$ 463,327	$ 453,585
NOI % Change:				
CBD Office	-6.8%		-0.2%	
Suburban Office	4.2%		2.6%	
Industrial & Other	1.0%		5.3%	
Total	-1.4%		2.1%	

(1) Based on properties owned continuously since 10/1/2011 and excludes properties classified in discontinued operations.

(2) Based on properties owned continuously since 1/1/2011 and excludes properties classified in discontinued operations.

(3) Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

(4) Includes some triple net lease rental income.

(5) See Exhibit A for the calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

CONSOLIDATED SAME PROPERTY RESULTS OF OPERATIONS BY MAJOR MARKET



(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]		As of and For the Year Ended [2]	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Number of Properties:				
Metro Philadelphia, PA	10	10	10	10
Oahu, HI [3]	57	57	57	57
Metro Chicago, IL	10	10	7	7
Other markets	341	341	322	322
Total	418	418	396	396
Square Feet:				
Metro Philadelphia, PA	4,851	4,851	4,851	4,851
Oahu, HI	17,844	17,844	17,844	17,844
Metro Chicago, IL	3,850	3,850	1,267	1,267
Other markets	38,687	38,687	34,577	34,577
Total	65,232	65,232	58,539	58,539
Percent Leased [4]:				
Metro Philadelphia, PA	84.7%	84.8%	84.7%	84.8%
Oahu, HI	93.2%	94.2%	93.2%	94.2%
Metro Chicago, IL	86.8%	90.9%	86.7%	89.5%
Other markets	88.7%	87.9%	88.5%	87.5%
Total	89.5%	89.6%	89.6%	89.4%
Rental Income [5]:				
Metro Philadelphia, PA	$ 31,243	$ 29,299	$ 121,675	$ 118,515
Oahu, HI	19,426	18,462	75,938	73,413
Metro Chicago, IL	24,771	25,770	25,838	28,306
Other markets	158,939	160,048	562,626	561,843
Total	$ 234,379	$ 233,579	$ 786,077	$ 782,077
Property Net Operating Income (NOI) [6]:				
Metro Philadelphia, PA	$ 16,907	$ 15,220	$ 64,211	$ 59,626
Oahu, HI	14,853	14,156	58,833	55,039
Metro Chicago, IL	9,433	13,982	13,562	16,141
Other markets	91,032	90,809	326,721	322,779
Total	$ 132,225	$ 134,167	$ 463,327	$ 453,585
NOI % Change:				
Metro Philadelphia, PA	11.1%		7.7%	
Oahu, HI	4.9%		6.9%	
Metro Chicago, IL	-32.5%		-16.0%	
Other markets	0.2%		1.2%	
Total	-1.4%		2.1%	

[1] Based on properties owned continuously since 10/1/2011 and excludes properties classified in discontinued operations.

[2] Based on properties owned continuously since 1/1/2011 and excludes properties classified in discontinued operations.

[3] 57 properties in Oahu, HI include 10 individual buildings and 218 leasable land parcels and easements, including some that are contiguous.

[4] Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

[5] Includes some triple net lease rental income.

[6] See Exhibit A for the calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leasable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.



CONSOLIDATED LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended [1]				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Properties	440	432	424	421	419
Total sq. ft. [2]	71,901	70,158	67,870	67,152	65,311
Percentage leased	90.0%	89.5%	89.8%	90.1%	89.6%
Leasing Activity (Sq. Ft.):					
Renewals	2,200	874	959	791	939
New leases	758	339	533	979	1,230
Total	2,958	1,213	1,492	1,770	2,169
% Change in GAAP Rent [3]:					
Renewals	0%	-5%	2%	-5%	-5%
New leases	17%	7%	3%	-10%	6%
Weighted average	5%	-1%	2%	-8%	1%
Leasing Cost and Concession Commitments [4]:					
Renewals	$ 21,655	$ 8,491	$ 30,636	$ 11,378	$ 13,111
New leases	18,531	7,868	20,065	24,653	40,231
Total	$ 40,186	$ 16,359	$ 50,701	$ 36,031	$ 53,342
Leasing Cost and Concession Commitments per Sq. Ft. [5]:					
Renewals	$ 9.84	$ 9.72	$ 31.95	$ 14.38	$ 13.96
New leases	$ 24.45	$ 23.21	$ 37.65	$ 25.18	$ 32.71
Total	$ 13.59	$ 13.49	$ 33.98	$ 20.36	$ 24.59
Weighted Average Lease Term by Sq. Ft. (years):					
Renewals	7.1	6.5	10.6	6.5	6.0
New leases	6.7	5.6	9.2	6.5	7.6
Total	7.0	6.2	10.2	6.5	6.9
Leasing Cost and Concession Commitments per Sq. Ft. per Year:					
Renewals	$ 1.39	$ 1.49	$ 3.01	$ 2.21	$ 2.33
New leases	$ 3.65	$ 4.14	$ 4.09	$ 3.87	$ 4.30
Total	$ 1.94	$ 2.18	$ 3.33	$ 3.13	$ 3.56

[1] Prior periods have been restated to reflect retroactive adjustments for properties reclassified to discontinued operations as of 12/31/2012.

[2] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[3] Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

[4] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

The above leasing summary is based on leases executed during the periods indicated.

CONSOLIDATED OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE AND MAJOR MARKET [1]



(sq. ft. in thousands)

Property Type/Market	Total Sq. Ft. As of 12/31/2012	Sq. Ft. Leases Executed During Three Months Ended 12/31/2012		
		Renewals	New	Total
CBD Office	21,253	255	118	373
Suburban Office	20,351	485	348	833
Industrial & Other	30,297	1,460	292	1,752
Total	71,901	2,200	758	2,958
Metro Philadelphia, PA	4,851	22	37	59
Oahu, HI	17,894	375	59	434
Metro Chicago, IL	4,868	81	18	99
Other markets	44,288	1,722	644	2,366
Total	71,901	2,200	758	2,958

Property Type/Market	As of 9/30/2012	9/30/2012 % Leased [2]	Sq. Ft. Leased	Renewals and New	Acquisitions	As of 12/31/2012	12/31/2012 % Leased
			Expired				
CBD Office	17,843	88.4%	(470)	373	963	18,709	88.0%
Suburban Office	16,522	83.7%	(735)	833	636	17,256	84.8%
Industrial & Other	28,395	93.9%	(1,455)	1,752	44	28,736	94.8%
Total	62,760	89.5%	(2,660)	2,958	1,643	64,701	90.0%
Metro Philadelphia, PA	4,080	84.1%	(28)	59	-	4,111	84.7%
Oahu, HI	16,571	92.9%	(368)	434	44	16,681	93.2%
Metro Chicago, IL	4,288	88.1%	(255)	99	-	4,132	84.9%
Other markets	37,821	88.8%	(2,009)	2,366	1,599	39,777	89.8%
Total	62,760	89.5%	(2,660)	2,958	1,643	64,701	90.0%

[1] Excludes 94 properties classified as held for sale and included in discontinued operations as of 12/31/2012.

[2] Excludes effects of space remeasurements during the period.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leasable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.



CONSOLIDATED TENANTS REPRESENTING 1% OR MORE OF TOTAL CONSOLIDATED ANNUALIZED RENTAL INCOME
As of December 31, 2012 [1]

(sq. ft. in thousands)

Tenant	Sq. Ft. [2]	% of Total Sq. Ft. [2]	% of Annualized Rental Income [3]	Expiration
1. Telstra Corporation Limited	311	0.5%	2.0%	2020
2. Office Depot, Inc.	651	1.0%	1.7%	2016 and 2023
3. Expedia, Inc.	365	0.6%	1.5%	2018
4. U.S. Government [4]	589	0.9%	1.5%	2013 to 2032
5. John Wiley & Sons, Inc.	342	0.5%	1.4%	2017
6. PNC Financial Services Group	587	0.9%	1.4%	2017 to 2021
7. Wells Fargo Bank	558	0.9%	1.4%	2013 to 2022
8. GlaxoSmithKline plc	608	0.9%	1.3%	2013
9. J.P. Morgan Chase & Co.	412	0.6%	1.2%	2015 to 2025
10. Flextronics International Ltd.	1,051	1.6%	1.1%	2019
11. The Bank of New York Mellon Corp.	393	0.6%	1.1%	2015 to 2021
12. United Healthcare Services Inc.	483	0.7%	1.1%	2013 to 2023
13. Royal Dutch Shell plc	631	1.0%	1.0%	2016
14. Orbital Sciences Corp.	337	0.5%	1.0%	2023
Total	7,318	11.2%	18.7%	

[1] Excludes properties classified in discontinued operations.

[2] Sq. ft. is pursuant to existing leases as of 12/31/2012, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[3] Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 12/31/2012, plus straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

[4] Including CWH's 18.2% pro rata ownership of GOV as of December 31, 2012, the U.S. Government represents 1,845 sq. ft., or 2.8% of total sq. ft. and 4.2% of total rental income.



CONSOLIDATED THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE [1]

(dollars and sq. ft. in thousands)

	Total as of 12/31/2012	2013	2014	2015	2016 and Thereafter
CBD Office:					
Total sq. ft.	21,253				
Leased sq. ft. [2]	18,709	1,922	995	1,793	13,999
Percent	100.0%	10.3%	5.3%	9.6%	74.8%
Annualized rental income [3]	$ 488,445	$ 45,192	$ 27,035	$ 52,925	$ 363,293
Percent	100.0%	9.3%	5.5%	10.8%	74.4%
Suburban Office:					
Total sq. ft.	20,351				
Leased sq. ft. [2]	17,256	1,868	1,507	1,972	11,909
Percent	100.0%	10.8%	8.7%	11.4%	69.1%
Annualized rental income [3]	$ 355,538	$ 37,336	$ 28,741	$ 38,533	$ 250,928
Percent	100.0%	10.5%	8.1%	10.8%	70.6%
Industrial & Other:					
Total sq. ft.	30,297				
Leased sq. ft. [2]	28,736	1,724	1,327	1,076	24,609
Percent	100.0%	6.0%	4.6%	3.7%	85.7%
Annualized rental income [3]	$ 170,215	$ 10,638	$ 6,474	$ 8,164	$ 144,939
Percent	100.0%	6.2%	3.8%	4.8%	85.2%
Total:					
Total sq. ft.	71,901				
Leased sq. ft. [2]	64,701	5,514	3,829	4,841	50,517
Percent	100.0%	8.5%	5.9%	7.5%	78.1%
Annualized rental income [3]	$ 1,014,198	$ 93,166	$ 62,250	$ 99,622	$ 759,160
Percent	100.0%	9.2%	6.1%	9.8%	74.9%

(1) Excludes properties classified in discontinued operations.

(2) Sq. ft. is pursuant to existing leases as of 12/31/2012, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(3) Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 12/31/2012, plus straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

CONSOLIDATED THREE YEAR LEASE EXPIRATION SCHEDULE BY MAJOR MARKET [1]



(dollars and sq. ft. in thousands)

	Total as of 12/31/2012	2013	2014	2015	2016 and Thereafter
Metro Philadelphia, PA:					
Total sq. ft.	4,851				
Leased sq. ft. [2]	4,111	739	187	408	2,777
Percent	100.0%	18.0%	4.5%	9.9%	67.6%
Annualized rental income [3]	$ 110,124	$ 16,004	$ 4,468	$ 12,621	$ 77,031
Percent	100.0%	14.5%	4.1%	11.5%	69.9%
Oahu, HI:					
Total sq. ft.	17,894				
Leased sq. ft. [2]	16,681	562	249	315	15,555
Percent	100.0%	3.4%	1.5%	1.9%	93.2%
Annualized rental income [3]	$ 75,099	$ 3,995	$ 1,011	$ 2,252	$ 67,841
Percent	100.0%	5.3%	1.3%	3.0%	90.4%
Metro Chicago, IL:					
Total sq. ft.	4,868				
Leased sq. ft. [2]	4,132	193	116	497	3,326
Percent	100.0%	4.7%	2.8%	12.0%	80.5%
Annualized rental income [3]	$ 116,497	$ 5,288	$ 2,959	$ 15,404	$ 92,846
Percent	100.0%	4.5%	2.5%	13.2%	79.8%
Other markets:					
Total sq. ft.	44,288				
Leased sq. ft. [2]	39,777	4,020	3,277	3,621	28,859
Percent	100.0%	10.1%	8.2%	9.1%	72.6%
Annualized rental income [3]	$ 712,478	$ 67,879	$ 53,812	$ 69,345	$ 521,442
Percent	100.0%	9.5%	7.6%	9.7%	73.2%
Total:					
Total sq. ft.	71,901				
Leased sq. ft. [2]	64,701	5,514	3,829	4,841	50,517
Percent	100.0%	8.5%	5.9%	7.5%	78.1%
Annualized rental income [3]	$ 1,014,198	$ 93,166	$ 62,250	$ 99,622	$ 759,160
Percent	100.0%	9.2%	6.1%	9.8%	74.9%

[1] Excludes properties classified in discontinued operations.

[2] Sq. ft. is pursuant to existing leases as of 12/31/2012, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[3] Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 12/31/2012, plus straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leasable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.

CONSOLIDATED PORTFOLIO LEASE EXPIRATION SCHEDULE
As of December 31, 2012 [1]



(dollars and sq. ft. in thousands)

Year	Number of Tenants Expiring	Sq. Ft. Expiring [2]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Income Expiring [3]	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2013	514	5,514	8.5%	8.5%	$ 93,166	9.2%	9.2%
2014	309	3,829	5.9%	14.4%	62,250	6.1%	15.3%
2015	352	4,841	7.5%	21.9%	99,622	9.8%	25.1%
2016	310	6,893	10.7%	32.6%	107,701	10.6%	35.7%
2017	280	4,561	7.0%	39.6%	100,730	9.9%	45.6%
2018	144	5,110	7.9%	47.5%	91,204	9.0%	54.6%
2019	85	5,001	7.7%	55.2%	63,658	6.3%	60.9%
2020	70	3,461	5.3%	60.5%	83,820	8.3%	69.2%
2021	49	2,369	3.7%	64.2%	41,333	4.1%	73.3%
2022	108	4,463	6.9%	71.1%	55,594	5.5%	78.8%
Thereafter	148	18,659	28.9%	100.0%	215,120	21.2%	100.0%
Total	2,369	64,701	100.0%		$ 1,014,198	100.0%	

Weighted average remaining
lease term (in years)   8.2   6.7

[1] Excludes properties classified in discontinued operations.

[2] Sq. ft. is pursuant to existing leases as of 12/31/2012, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[3] Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 12/31/2012, plus straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.



EXHIBITS

City Place Tower, Hartford, CT.
Square Feet: 868,395.

CALCULATION OF CONSOLIDATED PROPERTY NET OPERATING INCOME (NOI)



EXHIBIT A

(amounts in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Calculation of NOI [1]:				
Rental income	$ 264,692	$ 233,528	$ 1,013,092	$ 874,232
Operating expenses	(113,421)	(99,342)	(419,681)	(363,464)
Property net operating income (NOI)	$ 151,271	$ 134,186	$ 593,411	$ 510,768
Reconciliation of NOI to Net (Loss) Income:				
Property NOI	$ 151,271	$ 134,186	$ 593,411	$ 510,768
Depreciation and amortization	(66,950)	(56,809)	(245,729)	(206,697)
General and administrative	(13,738)	(11,711)	(51,697)	(43,682)
Loss on asset impairment	-	233	-	(3,036)
Acquisition related costs	(646)	(351)	(5,648)	(10,073)
Operating income	69,937	65,548	290,337	247,280
Interest and other income	384	323	1,428	1,662
Interest expense	(53,763)	(49,987)	(204,244)	(195,024)
Loss on early extinguishment of debt	-	(345)	(1,895)	(35)
Equity in earnings of investees	2,765	2,987	11,420	11,377
Gain on issuance of shares by an equity investee	7,246	-	7,246	11,177
Income from continuing operations before income tax expense	26,569	18,526	104,292	76,437
Income tax expense	(1,301)	(604)	(3,207)	(1,347)
Income from continuing operations	25,268	17,922	101,085	75,090
Discontinued operations:				
Loss from discontinued operations	(3,906)	(2,887)	(14,337)	(539)
Loss on asset impairment from discontinued operations	(168,632)	(1,341)	(168,632)	(7,319)
Net gain on sale of properties from discontinued operations	-	1,179	2,039	42,752
Net (loss) income	$ (147,270)	$ 14,873	$ (79,845)	$ 109,984

[1] Excludes properties classified in discontinued operations.

We calculate NOI as shown above. We define NOI as income from our real estate including lease termination fees received from tenants less our property operating expenses, which expenses include property marketing costs. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We consider NOI to be an appropriate supplemental measure to net (loss) income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual, regional and company wide property level performance, and we believe that NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net (loss) income in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with GAAP, and should not be considered as an alternative to net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that NOI may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Consolidated Statements of Operations, Consolidated Statements of Comprehensive (Loss) Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than we do.

CALCULATION OF CONSOLIDATED EBITDA AND ADJUSTED EBITDA



EXHIBIT B

(amounts in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Net (loss) income	$ (147,270)	$ 14,873	$ (79,845)	$ 109,984
Plus: interest expense from continuing operations	53,763	49,987	204,244	195,024
Plus: income tax expense	1,301	604	3,207	1,347
Plus: depreciation and amortization from continuing operations	66,950	56,809	245,729	206,697
Plus: depreciation and amortization from discontinued operations	3,002	2,807	12,563	16,458
EBITDA	(22,254)	125,080	385,898	529,510
Plus: loss on asset impairment from continuing operations	-	(233)	-	3,036
Plus: loss on asset impairment from discontinued operations	168,632	1,341	168,632	7,319
Plus: acquisition related costs from continuing operations	646	351	5,648	10,073
Plus: acquisition related costs from discontinued operations	-	(19)	-	129
Plus: loss on early extinguishment of debt from continuing operations	-	345	1,895	35
Plus: adjusted EBITDA from investees	6,218	6,275	25,209	23,557
Less: net gain on sale of properties from discontinued operations	-	(1,179)	(2,039)	(42,752)
Less: equity in earnings of investees	(2,765)	(2,987)	(11,420)	(11,377)
Less: gain on issuance of shares by an equity investee	(7,246)	-	(7,246)	(11,177)
Adjusted EBITDA	$ 143,231	$ 128,974	$ 566,577	$ 508,353

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that EBITDA and Adjusted EBITDA may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Consolidated Statements of Operations, Consolidated Statements of Comprehensive (Loss) Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.



CALCULATION OF CONSOLIDATED FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

EXHIBIT C

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Calculation of FFO:				
Net (loss) income attributable to CommonWealth REIT	$ (152,784)	$ 14,873	$ (95,421)	$ 109,984
Plus: depreciation and amortization from continuing operations	66,950	56,809	245,729	206,697
Plus: depreciation and amortization from discontinued operations	3,002	2,807	12,563	16,458
Plus: loss on asset impairment from continuing operations	-	(233)	-	3,036
Plus: loss on asset impairment from discontinued operations	168,632	1,341	168,632	7,319
Plus: FFO from investees	5,313	5,419	21,383	19,895
Plus: net income attributable to noncontrolling interest	5,514	-	15,576	-
Less: FFO attributable to noncontrolling interest	(7,149)	-	(19,419)	-
Less: net gain on sale of properties from discontinued operations	-	(1,179)	(2,039)	(42,752)
Less: equity in earnings of investees	(2,765)	(2,987)	(11,420)	(11,377)
FFO attributable to CommonWealth REIT	86,713	76,850	335,584	309,260
Less: preferred distributions	(11,151)	(13,823)	(51,552)	(46,985)
FFO available for CommonWealth REIT common shareholders	$ 75,562	$ 63,027	$ 284,032	$ 262,275
Calculation of Normalized FFO:				
FFO attributable to CommonWealth REIT	$ 86,713	$ 76,850	$ 335,584	$ 309,260
Plus: acquisition related costs from continuing operations	646	351	5,648	10,073
Plus: acquisition related costs from discontinued operations	-	(19)	-	129
Plus: normalized FFO from investees	5,417	5,559	21,710	20,734
Plus: loss on early extinguishment of debt from continuing operations	-	345	1,895	35
Less: early extinguishment of debt settled in cash	-	-	-	(232)
Plus: average minimum rent from direct financing lease	329	329	1,316	1,097
Plus: FFO attributable to noncontrolling interest	7,149	-	19,419	-
Less: normalized FFO attributable to noncontrolling interest	(7,491)	-	(20,132)	-
Less: FFO from investees	(5,313)	(5,419)	(21,383)	(19,895)
Less: interest earned from direct financing lease	(333)	(412)	(1,452)	(1,448)
Less: gain on issuance of shares by an equity investee	(7,246)	-	(7,246)	(11,177)
Normalized FFO attributable to CommonWealth REIT	79,871	77,584	335,359	308,576
Less: preferred distributions	(11,151)	(13,823)	(51,552)	(46,985)
Normalized FFO available for CommonWealth REIT common shareholders	$ 68,720	$ 63,761	$ 283,807	$ 261,591
Weighted average common shares outstanding -- basic	83,804	83,722	83,750	77,428
Weighted average common shares outstanding -- diluted [(1)]	91,102	91,020	91,048	84,726
FFO available for CommonWealth REIT common shareholders per share -- basic	$ 0.90	$ 0.75	$ 3.39	$ 3.39
FFO available for CommonWealth REIT common shareholders per share -- diluted [(1)]	$ 0.90	$ 0.75	$ 3.39	$ 3.39
Normalized FFO available for CommonWealth REIT common shareholders per share -- basic and diluted [(1)]	$ 0.82	$ 0.76	$ 3.39	$ 3.38

(1) At 12/31/2012, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. The effect of a conversion of our convertible preferred shares on FFO and Normalized FFO attributable to CommonWealth REIT common shareholders per share is anti-dilutive for most periods presented. See Exhibit E for calculations of diluted FFO available for common shareholders, diluted Normalized FFO available for common shareholders and weighted average common shares outstanding.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net (loss) income, calculated in accordance with GAAP, plus real estate depreciation and amortization, loss on asset impairment, net (loss) income attributable to noncontrolling interest and FFO from equity investees, excluding any gain or loss on sale of properties, earnings from equity investees and FFO attributable to noncontrolling interest. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs, gains from issuance of shares by equity investees, gain and loss on early extinguishment of debt unless settled in cash, the difference between average minimum rent and interest earned from our direct financing lease and the difference between FFO and Normalized FFO from equity investees and noncontrolling interest. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facilities and term loan agreements and public debt covenants, the availability of debt and equity capital to us, our cash available for distribution, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Consolidated Statements of Operations, Consolidated Statements of Comprehensive (Loss) Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.

CALCULATION OF CONSOLIDATED CASH AVAILABLE FOR DISTRIBUTION (CAD)



CWH

EXHIBIT D

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Normalized FFO available for CommonWealth REIT common shareholders [(1)]	$ 68,720	$ 63,761	$ 283,807	$ 261,591
Plus: lease value amortization from continuing operations	2,435	2,806	9,661	7,764
Plus: lease value amortization from discontinued operations	64	50	301	716
Plus: amortization of prepaid interest and debt discounts from continuing operations	653	1,476	3,405	6,943
Plus: distributions from investees	4,279	4,179	16,816	16,617
Plus: non-cash general and administrative expenses paid in common shares [(2)]	542	251	1,686	1,139
Plus: minimum cash rent from direct financing lease	2,025	2,025	8,098	6,704
Plus: normalized FFO attributable to noncontrolling interest	7,491	-	20,132	-
Less: CAD attributable to noncontrolling interest	(6,119)	-	(17,968)	-
Less: average minimum rent from direct financing lease	(329)	(329)	(1,316)	(1,097)
Less: straight-line rent from continuing operations	(10,121)	(7,942)	(39,029)	(31,628)
Less: straight-line rent from discontinued operations	(25)	291	217	154
Less: recurring capital expenditures	(48,658)	(36,022)	(132,725)	(101,783)
Less: normalized FFO from investees	(5,417)	(5,559)	(21,710)	(20,734)
CAD	$ 15,540	$ 24,987	$ 131,375	$ 146,386
Weighted average common shares outstanding -- basic	83,804	83,722	83,750	77,428
CAD per share	$ 0.19	$ 0.30	$ 1.57	$ 1.89

(1) See Exhibit C for calculation of Normalized FFO and for a reconciliation of those amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP.

(2) Represents the amortized value of shares issued during the year to Trustees, to officers of CWH and SIR, and to RMR employees, under CWH's and SIR's equity compensation plans.

We calculate CAD as shown above. We consider CAD to be an appropriate measure of our operating performance, along with net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities. We believe that CAD provides useful information to investors because CAD may facilitate a comparison of cash based operating performance between periods. CAD does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe CAD may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Consolidated Statements of Operations, Consolidated Statements of Comprehensive (Loss) Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate CAD differently than we do.

CALCULATION OF DILUTED NET INCOME, FFO AND NORMALIZED FFO AND WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

(amounts in thousands)



EXHIBIT E

	For the Three Months Ended		For the Year Ended	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Net (loss) income available for CommonWealth REIT common shareholders	$ (163,935)	$ 1,050	$ (151,958)	$ 62,999
Add -- Series D convertible preferred distributions [1]	6,167	6,167	24,668	24,668
Net (loss) income available for CommonWealth REIT common shareholders -- diluted	$ (157,768)	$ 7,217	$ (127,290)	$ 87,667
FFO available for CommonWealth REIT common shareholders [2]	$ 75,562	$ 63,027	$ 284,032	$ 262,275
Add -- Series D convertible preferred distributions [1]	6,167	6,167	24,668	24,668
FFO available for CommonWealth REIT common shareholders -- diluted	$ 81,729	$ 69,194	$ 308,700	$ 286,943
Normalized FFO available for CommonWealth REIT common shareholders [2]	$ 68,720	$ 63,761	$ 283,807	$ 261,591
Add -- Series D convertible preferred distributions [1]	6,167	6,167	24,668	24,668
Normalized FFO available for CommonWealth REIT common shareholders -- diluted	$ 74,887	$ 69,928	$ 308,475	$ 286,259
Weighted average common shares outstanding -- basic	83,804	83,722	83,750	77,428
Effect of dilutive Series D preferred shares [1]	7,298	7,298	7,298	7,298
Weighted average common shares outstanding -- diluted	91,102	91,020	91,048	84,726

[1] As of 12/31/2012, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. The effect of a conversion of our convertible preferred shares on income from continuing operations attributable to CommonWealth REIT common shareholders per share is anti-dilutive to income, FFO and Normalized FFO for most periods presented.

[2] See Exhibit C for calculation of FFO available for CommonWealth REIT common shareholders and Normalized FFO available for CommonWealth REIT common shareholders and for a reconciliation of those amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP.